March 22, 2011

Ms. Cecilia Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-3628

U.S.A.

Re:	Panasonic Corporation.

Form 20-F for the fiscal year ended March 31, 2010

Filed June 30, 2010

File No. 1-06784

Response Letter dated February 28, 2011

Dear Ms. Blye:

This is in response to the staff’s comment letter of March 8, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2010. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment # 1

Please refer to comment 1 in our letter dated January 19, 2011. Describe to us your past, current, and any anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements, since your letters to us dated October 5, 2006 and November 22, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Ms. Cecilia D. Blye	-2-

Panasonic Response

With respect to Cuba:

Panasonic Latin America S.A. in Panama, as part of its operations, has been and is engaged in sales of consumer electronics/electric products such as audio products and household appliances to Panamanian distributors, a part of which is likely to be shipped by them to Cuba. We do not have any investment in these distributors. To the best of our knowledge, none of these distributors is affiliated with the government of Cuba, and none of such products is converted for any military use.

With respect to Iran:

Panasonic Marketing Middle East FZE and Panasonic Gulf FZE in Dubai, UAE, and Panasonic Industrial Asia Pte. Ltd. in Singapore, as part of their operations, have been and are engaged in sales of consumer electronics/electric products to Dubai/Asia-based distributors who export such products to Iran as part of their transactions. We do not have any investment in these distributors. To the best of our knowledge, none of these distributors is affiliated with the government of Iran and none of such products is converted for any military use. We recognize that there are also service shops in Iran, which handle our products. We have a liaison office in Tehran.

In addition, National Electric Industrial Co., (Iran) Ltd., our affiliate, in which we invested approximately $4 million (based on an exchange rate of ¥93 = US$1) in 1973 and have a 30% equity ownership, has been and is engaged in the production and sale of home appliances, such as rice cookers, in Iran. To the best of our knowledge, none of such products is converted for any military use.

We do not anticipate any future material expansion of our operations with respect to Iran.

Ms. Cecilia D. Blye	-3-

With respect to Syria:

Panasonic Marketing Middle East FZE, Panasonic Gulf FZE and Panasonic Industrial Asia Pte. Ltd., as part of their operations, have been and are engaged in sales of consumer electronics/electric products to two distributors in Syria. Two service shops are maintained by one of such distributors. We do not have any investment in these distributors. To the best of our knowledge, none of these distributors is not affiliated with the government of Syria, and none of such products is converted for any military use.

We do not anticipate any future material expansion of our operations with respect to Syria.

With respect to Sudan:

Panasonic Marketing Middle East FZE and Panasonic Gulf FZE, as part of their operations, have been and are engaged in sales of consumer electronics/electric products to a distributor in Sudan. This distributor maintains three service shops. We do not have any investment in the distributor. To the best of our knowledge, such distributor is not affiliated with the government of Sudan, and none of such products is converted for any military use.

We do not anticipate any future material expansion of our operations with respect to Sudan.

*        *        *         *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye	-4-

If you have any questions about this response letter, please contact, by fax or by e-mail, Masahito Yamamura, General Manager of Investor Relations (fax: 81-6-6908-2351; e-mail:yamamura.masahito@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama
Makoto Uenoyama
Managing Director
(Principal Financial Officer)
Panasonic Corporation

cc:	Ms. Amanda Ravitz

Mr. Pradip Bhaumik

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

Junko Urabe

Kenji Taneda

(Sullivan & Cromwell LLP)